UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Elevation Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

28623U101

(CUSIP Number)

June 29, 2021

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 28623U101

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,341,530
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,341,530

9	Aggregate amount beneficially owned by each reporting person. 1,341,530
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person OO

*

Based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s final prospectus filed with the SEC on June 25, 2021 (the “Final Prospectus”), assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of common stock within 30 days of the date of the Final Prospectus.

CUSIP No. 28623U101

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,341,530
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,341,530

9	Aggregate amount beneficially owned by each reporting person. 1,341,530
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person CO

*

Based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s Final Prospectus, assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of common stock within 30 days of the date of the Final Prospectus.

CUSIP No. 28623U101

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 1,341,530
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 1,341,530

9	Aggregate amount beneficially owned by each reporting person. 1,341,530
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 5.9%*
12	Type of reporting person IN

*

Based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s Final Prospectus, assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of common stock within 30 days of the date of the Final Prospectus.

CUSIP No. 28623U101

1	Name of reporting persons. MVA Investors, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 56,831
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 56,831

9	Aggregate amount beneficially owned by each reporting person. 56,831
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.2%*
12	Type of reporting person OO

*

Based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s Final Prospectus, assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of common stock within 30 days of the date of the Final Prospectus.

CUSIP No. 28623U101

1	Name of reporting persons. Aaron I. Davis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. 56,831
	7	Sole dispositive power. -0-
	8	Shared dispositive power. 56,831

9	Aggregate amount beneficially owned by each reporting person. 56,831
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0.2%*
12	Type of reporting person OO

*

Based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s Final Prospectus, assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of common stock within 30 days of the date of the Final Prospectus.

Item 1(a). Name of Issuer:

Elevation Oncology, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

888 Seventh Ave, 12th Floor

New York, NY 10106

Item 2(a). Name of Person Filing:

This Schedule 13G is jointly filed by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”), Joe Lewis, MVA Investors, LLC (“MVA Investors”) and Aaron I. Davis (together with Boxer Capital, Boxer Management, Joe Lewis and MVA Investors, the “Reporting Persons”). Boxer Management is the managing member and majority owner of Boxer Capital. Joe Lewis is the sole indirect beneficial owner of and controls Boxer Management. MVA Investors is the independent, personal investment vehicle of certain employees of Boxer Capital, and is controlled by employees of Boxer Capital that are members of MVA Investors. Aaron I. Davis is a member of and has voting and dispositive power over the securities held by MVA Investors.

Item 2(b). Address of Principal Business Office, or, if none, Residence:

The principal business address of Boxer Capital, MVA Investors and Aaron Davis is: 12860 El Camino Real, Suite 300, San Diego, CA 92130. The principal business address of Boxer Management and Joe Lewis is: Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.

Item 2(c). Citizenship:

Boxer Capital is a limited liability company organized under the laws of Delaware. Boxer Management is a corporation organized under the laws of the Bahamas. MVA Investors is a limited liability company organized under the laws of Delaware. Joe Lewis is a citizen of the United Kingdom and Aaron I. Davis is a citizen of the United States.

Item 2(d). Title of Class of Securities:

Common stock, par value $0.0001 per share (the “Common Stock”)

Item 2(e). CUSIP Number:

28623U101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a) Amount beneficially owned:

Boxer Capital, Boxer Management and Joe Lewis beneficially own 1,341,530 shares of Common Stock. MVA Investors and Aaron I. Davis beneficially own 56,831 shares of Common Stock. The Reporting Persons beneficially own, in the aggregate, 1,398,361 shares of Common Stock.

(b) Percent of class:

The number of shares of Common Stock beneficially owned by Boxer Capital, Boxer Management and Joe Lewis represents 5.9% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock beneficially owned by MVA Investors and Aaron I. Davis represents 0.2% of the Issuer’s outstanding Common Stock. The number of shares of Common Stock beneficially owned by the Reporting Persons represent, in the aggregate, represents 6.1% of the Issuer’s outstanding Common Stock. All percentages are based on 22,822,230 shares of common stock outstanding after the Issuer’s initial public offering, as set forth in the Issuer’s Final Prospectus, assuming no exercise of the underwriters’ option to purchase an additional 937,500 shares of Common Stock within 30 days of the date of the Final Prospectus.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

None of the Reporting Persons has sole power to vote or to direct the vote of any shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

Boxer Capital, Boxer Management and Joe Lewis have shared power to vote or to direct the vote of the 1,341,530 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to vote or to direct the vote of the 56,831 shares of Common Stock they beneficially own.

(iii) Sole power to dispose or to direct the disposition of:

None of the Reporting Persons has sole power to dispose or to direct the disposition of any shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition of:

Boxer Capital, Boxer Management and Joe Lewis have shared power to dispose or to direct the disposition of the 1,341,530 shares of Common Stock they beneficially own. MVA Investors and Aaron I. Davis have shared power to dispose or to direct the disposition of the 56,831 shares of Common Stock they beneficially own.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Only Boxer Capital has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by Boxer Capital. Only MVA Investors has the right to receive dividends and the proceeds from the sale of the shares of Common Stock held by MVA Investors.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement, dated July 9, 2021, among the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 9, 2021

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name:	Jason Callender
Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually

MVA INVESTORS, LLC

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Authorized Signatory

AARON I. DAVIS

/s/ Aaron I. Davis
Aaron I. Davis, Individually